KRAMER LEVIN NAFTALIS & FRANKEL LLP

TERRENCE L. SHEN PARTNER PHONE 212-715-7819 FAX 212-715-8000 TSHEN@KRAMERLEVIN.COM

June 11, 2015

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn: Susan Block, Attorney-Advisor

Re:                             Gener8 Maritime, Inc.
Amendment No. 1 to Registration Statement on Form S-1

File No. 333-204402

Ladies and Gentlemen:

We are submitting this letter on behalf of Gener8 Maritime, Inc. (the “Company”) to supplementally provide the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) with certain changed pages described below in connection with the Staff’s review of the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on June 8, 2015 (the “Registration Statement”) and our letter dated June 10, 2015, in which we notified the Staff that, based on current market conditions, the Company currently anticipates that the price range for the Company’s initial public offering will be in the range of $17.00 per share to $19.00 per share, with a midpoint of $18.00 per share. Attached as Exhibit A to this letter are certain pages of the Registration Statement that are marked to show changes based on the foregoing price range.

We appreciate the Staff’s attention to this matter. Please do not hesitate to contact me at (212) 715-7819 or Thomas E. Molner at (212) 715-9429 of Kramer, Levin, Naftalis & Frankel LLP, counsel to the Company, with any questions or should you require any further information.

Sincerely,

/s/ Terrence L. Shen

Terrence L. Shen, Esq.

cc:           Leonard J. Vrondissis, Gener8 Maritime, Inc.

Thomas E. Molner, Esq., Kramer Levin Naftalis & Frankel LLP

Donald Field, Securities and Exchange Commission

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Exhibit A